UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2016
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For Immediate Release

July 28, 2016

METHANEX ENTERS INTO GAS SUPPLY AGREEMENTS WITH CHILE GAS SUPPLIERS

Methanex Corporation (the “Company”) (TSX:MX) (NASDAQ:MEOH) via its wholly owned subsidiary Methanex Chile SpA, has reached an agreement with Empresa Nacional del Petróleo (“ENAP”) for gas supply for the period through May 2018. This gas supply, when combined with commitments from other sources, is expected to be sufficient to allow the 0.9 million tonne per year Chile I facility to achieve an average annual operating rate of approximately 60% of capacity.

The Company has also signed a Term Sheet with GeoPark Fell SpA (“GeoPark”) in order to extend the gas supply agreement with Methanex Chile SpA, for an additional 10 years term, beyond April 2017.

John Floren, President and CEO of Methanex, said, "These agreements reflect the continued drilling success in Chile. We are optimistic that our underutilized 1.7 million tonne Chile facilities represent an excellent growth opportunity for Methanex as further progress is made in lowering the cost of developing these new gas reserves.”

Methanex is a Vancouver-based, publicly traded company and is the world's largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol "MX" and on the NASDAQ Global Market in the United States under the trading symbol "MEOH".

FORWARD-LOOKING INFORMATION WARNING
This press release contains certain forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward looking statements. Statements that include the words “expect”, and “continue” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, any statements regarding the following are forward‐looking statements:

•	The future operating rate at Methanex’s Chile operation, and

•	Methanex's ability to increase future production in Chile.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	our ability to procure natural gas feedstock for our Chile operation on commercially acceptable terms, and

•	operating costs at our Chile plants including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

•	world-wide economic conditions, and

•	other risks described in our 2015 Annual Management’s Discussion and Analysis and the Second Quarter 2016 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

- end -

For further information, contact:

Sandra Daycock
Director, Investor Relations
Tel: 604 661-2600
www.methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 28, 2016	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary